EXHIBIT K-1

             ANALYSIS OF THE ECONOMIC IMPACT OF A DIVESTITURE OF THE
                     NORTH CAROLINA NATURAL GAS CORPORATION
                                  OCTOBER 2000

     This study was undertaken by the management and staff of Carolina Power & Light Company ("CP&L"), a North Carolina corporation, and its affiliate, CP&L Service Company LLC ("Service Company"), a North Carolina limited liability company. Both CP&L and Service Company are wholly-owned subsidiaries of CP&L Energy, Inc., a North Carolina corporation ("Applicant" and "CP&L Energy"). The objective of this study is to quantify the economic impact of divesting CP&L Energy of its ownership of one hundred percent (100%) of the voting securities and control of North Carolina Natural Gas Corporation ("NCNG"), a gas utility as defined under the Public Utility Holding Company Act ("the Act"). NCNG operates in eastern and south central North Carolina. Its headquarters are in Raleigh, North Carolina, in the CP&L and CP&L Energy headquarters building.

                                EXECUTIVE SUMMARY
                                -----------------

     The study evaluates the increased costs or "lost economies" associated with divestiture of NCNG, an historically important business in Eastern North Carolina and now a vital part of a "converging" energy business CP&L Energy is building to broaden its service offerings to utility customers in the Carolinas and in the Southeastern United States. The effect is the direct result of the increased costs or lost economies resulting from a spin-off or divestiture, estimated at $17.4 million in one-time costs, and additional costs of $12.5 million annually.

     In determining whether the projected lost economies incurred by a divestiture of a secondary utility system would be "substantial" under clause A of Section 11(b)(1) of the Public Utility Holding Company Act ("the Act"), the Commission historically has emphasized the consideration of four ratios that measure the projected increased costs associated with a divestiture as a percentage of four operating results: 1) divested business operating revenues;
2) divested business operating expenses or "operating revenue deductions"; 3) divested business gross income; and 4) divested business net income. See
                                                                     ---
Engineers Public Service Co., 12 SEC 41 (1942), rev'd on other grounds and
---------------------------                     --------------------------
remanded, 138 F. 2d 936 (DC Cir. 1943), vacated as moot, 332 US 788 (1947)
--------                                ---------------
("Engineers").
  ---------

     In Engineers, the Commission suggested that cost increases that equate to
        ---------
6.78% of operating revenues, 9.72% of operating revenue deductions, 25.44% of gross income, and 42.46% of net income comprise an "impressive basis for finding a loss of substantial economies" associated with a divestiture. 12 SEC at 59. See also Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997);
-------- ------------------
New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997)
-------------------------
(citing Engineers). More recently, in Dominion Resources, Inc., Holding Co. Act
        ---------                     -----------------------
Release No. 27113 (Dec. 15, 1999), the Commission held, citing New England
                                                               -----------
Electric System, 41 SEC 888 (1964), that cost increases resulting in a 4.8% loss
---------------
of operating revenues, a 6% increase in operating revenue deductions (excluding federal income taxes), a 23.3% loss of gross income (before federal income taxes) and a 29.9% loss of net income (before taxes) would afford an "impressive basis for finding a loss of substantial economies."

                                      NCNG
                                      ----

     CP&L acquired NCNG in July 1999 and CP&L has integrated certain "shared service" functions and systems, including the integration of the gas supply and procurement functions of CP&L and NCNG, over the past year.1 NCNG supplies gas or gas transportation service to approximately 115,000 residential, commercial, agricultural, industrial and electric utility customers in 110 cities and towns in eastern and south central North Carolina and to four municipal gas distribution systems which serve an additional 46,674 end users. NCNG also serves gas to CP&L electric generating stations, and both companies are currently jointly coordinating the construction of a new gas pipeline to serve CP&L's Rowan County combined cycle generating station, which will be fueled by natural gas and will be coming on line in the year 2001.

     As noted, the gas procurement functions of NCNG and CP&L have been centralized. CP&L now administers the combined portfolios of supply transportation and storage contracts for the two companies.

                  ECONOMIES ACHIEVED THROUGH COMBINED FUNCTIONS
                  ---------------------------------------------

     Since the acquisition in 1999, CP&L has achieved economies by integrating and coordinating NCNG and CP&L activities within a single company system, combining functions such as management, procurement, materials management, customer service, information systems, finance, accounting, legal, engineering and construction services.


------------------------
1    CP&L Energy, CP&L's parent company, acquired the stock and control of
NCNG by way of a distribution from CP&L effective July 1, 2000.

     Today, the CP&L Energy holding company system provides many of these same functions through its subsidiary Service Company, formed August 1, 2000. All of these economies would be lost if CP&L Energy were required to divest its control of NCNG and NCNG were to be operated as a stand-alone utility.

                             LOST ECONOMIES ANALYSIS
                             -----------------------

     The severance of NCNG assets and business from the CP&L Energy holding company system would result in increased annual operating costs for the resulting stand-alone company of approximately $12.5 million. These lost economies would result primarily from additional capital costs and annual operating and maintenance (O&M) costs in several categories, including one-time transition costs associated with establishing NCNG as a separate company.

     The projected $12.5 million in annually recurring lost economies would satisfy the thresholds established in Commission precedent. These lost economies would represent 5.65% of gas operating revenue, 6.17% of gas operating revenue deductions, 66.90% of gas gross income, and 308.34% of gas net income. The four operating results that represent the denominators in these ratios are defined as follows:

o "Gas operating revenue" refers to the sum of rate revenue and other revenue for the 12 months ended December 31, 1999 ($221.2 million).

o "Gas operating revenue deductions" refer to all gas operating expenses, including operating and maintenance expenses, administrative and general expenses, provisions for depreciation and amortization, appropriations to retirement and depletion reserves, rents, royalties, uncollectible customers' accounts, and taxes ($202.6 million).

o "Gas gross income" refers to the difference between gas operating revenue and gas operating revenue deductions ($18.7 million).

o "Gas net income" refers to electric gross income absent interest on mortgage bonds and other long-term debt, other interest charges, and amortization of acquisition adjustment and premium, discount and expense on debt ($4.1 million).

1.   ADDITIONAL CAPITAL COSTS

     CP&L and the Service Company estimate that NCNG as a stand-alone entity would incur significant capital costs of $17.4 million to operate independently.

These include headquarters costs ($10 million) and new investment in information technology systems ($3.4 million).

     Costs to implement new investments in information technology ("IT") systems to support the headquarters and customer service center are estimated at $3.4 million, and annually recurring IT costs are estimated at $3.6 million.

2.   ADDITIONAL O&M COSTS

     CP&L and the Service Company estimate that NCNG, as a stand-alone entity, would incur additional annual costs of $8.01 million for executive positions, managers and staff positions that currently are "shared" with NCNG by CP&L and the Service Company. The expected number of NCNG employees would be about 500, requiring an incremental increase of 86 employees. Related costs would be incurred for hiring and recruitment, employee services, leadership development and training, office space, furnishings and equipment (including computers, identified as work-point costs). These personnel related costs are estimated at $2.17 million annually. An additional $203,200 annually is estimated for costs incurred to support the Board of Directors' meetings and directors' fees and expenses.

3.   OTHER COSTS AND DISECONOMIES

     Based on recent experience and estimates obtained from knowledgeable sources, CP&L estimates that it would incur additional one-time costs to consummate the spin-off transaction approximating $4.0 million, as detailed below:

          Transactional Costs (one-time)

          Investment Banking Fees       $3.0 million
          Registration Costs            $0.1 million
          Attorney Fees                 $0.75 million
          Filing Fees                   $0.15 million
          -------------------------------------------
          Total                         $4.0 million

     The spin-off company would also likely incur an increased cost of short-term borrowing, estimated at $250,000 per year. This assumption is based on the current practice of inter-company borrowing from CP&L and the economies of scale and volume of that arrangement, and NCNG's experience of lower interest rates under the inter-company borrowing arrangement than NCNG could obtain in the financial markets. Disaggregation would cause NCNG to return to higher rate short-term borrowings in the financial marketplace.

     NCNG would also incur an estimated $90,000 annually in central remittance processing costs that are currently shared with the Service Company.

     Finally, NCNG would lose an estimated annual savings of $300,000 in gross margins from off-system gas sales, and annual estimated savings of $629,500 in system supply economies currently realized because of the joint gas supply and transportation functions that benefit both NCNG and CP&L today.

                            GENERAL STUDY ASSUMPTIONS
                            -------------------------

     The assumptions, information and data utilized in the analyses undertaken in this Study are based on the energy industry expertise and experience possessed by the management and staff of CP&L and Service Company. Employees with experience in the operations of NCNG were consulted and provided input. The Study's aggregate conclusions are the result of independent inputs and analyses from qualified individuals familiar with the company operations.

     CP&L and the Service Company analyzed major cost components that may be associated with a divestiture. The major cost components associated with a divestiture were identified, quantified, and included in the Study results. No estimates for the cost of capital were assumed or estimated. A more exhaustive analysis would probably produce additional costs and diseconomies, including the cost of capital, resulting from a divestiture of NCNG.

     The remainder of this section discusses the major assumptions that were employed in developing the Study.

     A. For the purposes of developing the impacts of a spin-off, it is assumed that the organization to be spun-off would operate as an independent, stand-alone company. Therefore, it will have all of the necessary management and personnel, along with the computer systems, facilities, equipment, materials and supplies required to operate as a stand-alone company.

     B. For the purpose of determining the staffing requirements of the stand-alone company, the guiding principle was that a sufficient number of employees be included in order to assure that all present functions applicable to the stand-alone organization are performed, and that the present level and quality of service remain unchanged.

     C. Labor costs are based on an assessment of straight-time, overtime, and pension and benefit costs for each employee of the stand-alone organizations. Benefit levels would remain unchanged.

     D. Unless otherwise discussed, the non-labor costs would remain essentially unchanged from those costs allocated to the organization to be spun-off.

     E. Annual facility costs relating to the additional employees required to maintain the current levels of service have been incorporated into the analyses.

     F. It is assumed that each organization will be subject to the regulation of the same state and federal agencies that presently regulate each organization.

     G. If there currently exists a contract for services from independent third-parties, the contract will continue for the spun-off organizations.

     H. Only the categories of costs that are expected to change significantly were analyzed. Clearly many other costs beyond those presented in this study will be impacted by a divestiture.

                              THE "ABC CLAUSE" TEST
                              ---------------------

     Under the "ABC" clauses of Section 11(b)(1) of the Act, a registered holding company can own "one or more additional integrated systems if certain conditions are met. Specifically, the Securities and Exchange Commission must find that (A) the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system," (B) "the additional system is located in one state or adjoining states," and (C) "the combination of systems under the control of a single holding company is not so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

     Many regulated utilities are in the midst of, or have completed, restructurings or major transactions designed to permit them to become complete energy services companies which can offer customers an array of fuels to meet their complete energy needs through a "one-stop" energy company, an industry shift that the Commission has expressly recognized. Recently, the Commission has approved a number of transactions involving the combination of gas companies and electric companies serving overlapping areas.2 All of those transactions demonstrate that market forces are pushing for the convergence of electric and gas operations in one corporate entity; namely, a full service energy utility company.

     Permitting CP&L Energy to retain NCNG will assure NCNG access to greater financial and other resources, and, at the same time, enable CP&L to evolve into a total energy services provider and achieve the other strategic goals it envisioned in acquiring NCNG. In this regard, a combination electric and gas utility system can offer a wide range of benefits to customers, including the convenience and efficiency of dealing with a single energy supplier. From the customer's standpoint, this can reduce transaction costs incurred in gathering and analyzing information, contacting energy suppliers, negotiating terms of multiple service contracts and paying bills. Combining gas and electric operations can also simplify community planning on energy-related matters. For utility shareholders and employees, a total energy service provider is better positioned to respond to a competitive environment and to remain an attractive investment opportunity for shareholders and an appealing employer for utility employees.

     In contrast, CP&L Energy's competitive position in the market would suffer as a result of any divestiture of NCNG because, as the electric and gas industries continue to converge, energy suppliers must be able to offer their customers a range of energy options. One other gas company in North Carolina (Public Service Company of North Carolina) has already completed a business combination with an out-of-state utility that is primarily an electric company (SCANA Corporation).3 The same sort of merger and acquisition activity involving combinations of electric companies and gas companies is also taking place in Pennsylvania, Connecticut, Massachusetts, Ohio, Maryland, and West Virginia.

     The Division of Investment Management's (the "Division") June 1995 report to the Commission entitled "The Regulation of Public-Utility Holding Companies" (the "1995 Report"), noted that "it does not appear that the SEC's precedent concerning additional systems precludes the SEC from relaxing its interpretation of Section 11(b)(1)(A)" and "that the utility industry is evolving toward the creation of one-source energy companies that will provide their customers with


------------------------
2    See e.g., TUC Holdings Company, et al., Holding Co. Act Release No. 26749
     -------   ---------------------------
(Aug. 1, 1997); BL Holding Corp., Holding Co. Act Release No. 26875 (May 15,
                ---------------
1998); and Sempra Energy, Holding Co. Act Release No. 26890 (June 26, 1998); and
           -------------
Northeast Utilities, Holding Co. Act Release No. 27127 (Jan. 31, 2000).
-------------------

3    See SCANA Corporation, Holding Co. Act Release No. 27133 (Feb. 9, 2000).
     --- -----------------
whatever type of energy supply they want, whether electricity or gas." The Division recommended that the Commission interpret Section 11(b)(1) of the Act to allow registered holding companies to hold both gas and electric operations as long as each affected state utility regulatory commission approves of the existence of such a company.

     In this connection, it is appropriate for the Commission to consider that, in approving the affiliation of CP&L and NCNG, the North Carolina Utilities Commission ("NCUC") found that North Carolina utility customers would benefit in several important respects. Specifically, the NCUC found that the combination of CP&L and NCNG would help ensure CP&L an adequate, reliable and cost-effective supply of natural gas for its gas-fired electric generating assets; promote the expansion of intrastate natural gas transmission lines in North Carolina, in that the overall economies of expansion plans would improve when CP&L's need for gas as a fuel is combined with NCNG's need for gas transportation; and make it more likely that natural gas service would be extended into unserved parts of North Carolina as and when CP&L gas-fired generating units become the "anchor tenant" providing the economic justification for expansion of gas service into the nearby local communities. While not all of these benefits are quantifiable, they are undoubtedly important. In this regard, although CP&L has owned NCNG for only a short time, the two companies are already working together to develop new pipeline expansions into eastern North Carolina and are jointly managing their portfolios of gas supply, transportation and storage assets.

     Further, in approving CP&L's acquisition of NCNG, the NCUC also adopted a comprehensive code of conduct and related set of regulatory conditions designed to, among other things, prevent CP&L and NCNG from unreasonably favoring their affiliates, assure the continuation of competition between gas and electric service, and prevent discrimination against other gas-fired electric generators. Accordingly, to the extent that the preservation of inter-modal competition between gas and electric service was a significant reason for forcing the separation of secondary gas systems in the past, it is clear that these concerns have been addressed by the NCUC.

     Under Clause A, this study demonstrates that substantial economies would be lost by divestiture. Clause B is easily satisfied; NCNG and the principal service areas of CP&L overlap in a single state, North Carolina. Finally, as the brief history of their combination has proved, the Clause C test is also satisfied, as CP&L and NCNG have been combined and operated with no impairment of localized management, efficient operation, or the effectiveness of regulation. Indeed, this study demonstrates that divestiture of NCNG would likely result in less efficient operations than are currently enjoyed with the current combined condition.

                                   CONCLUSION
                                   ----------

     This study demonstrates substantial increased costs or "lost economies" would be the price of divestiture of NCNG, an increasingly important and integral segment of CP&L's energy business. The effect is the direct result of the increased costs or lost economies resulting from a spin-off or divestiture, estimated at $17.4 million in one-time costs, and annual costs of $12.5 million.

     Therefore, divestiture would not serve the public interest, or the interests of CP&L shareholders or customers. The Commission should find that retention of control of NCNG by CP&L Energy satisfies the "ABC Clause" tests of
Section 11(b)(1) of the Act, and that retention is in the public interest.

NCNG: Gas Retention Study rev 9/29/00